ARRANGEMENT AGREEMENT

dated as of

May 3, 2007

among

IPSCO INC.,

SSAB SVENSKT STÅL AB

and

SSAB CANADA INC.

Table of Contents

Page

ARTICLE 1
Definitions

i

ii

Schedule A – Plan of Arrangement
Schedule B – Arrangement Resolution

iii

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT (this “Agreement”) dated as of May 3, 2007 among IPSCO INC., a corporation existing under the laws of Canada (the “Company”), SSAB SVENSKT STÅL AB, a corporation existing under the laws of Sweden (“Parent”) and SSAB CANADA INC., a corporation existing under the laws of Canada and a wholly-owned subsidiary of Parent (“Acquisition Sub”).

W I T N E S S E T H

WHEREAS, subject to the terms and conditions of this Agreement, Parent, through its wholly-owned subsidiary, Acquisition Sub, is offering to acquire all of the outstanding common shares in the capital stock of the Company (the “Company Shares”) for $160.00 per Company Share in cash (the “Consideration”);

WHEREAS, the Company has agreed to submit to its Shareholders a statutory arrangement under Section 192 of the Canada Business Corporations Act (“CBCA”) pursuant to which, among other things, Acquisition Sub will acquire each outstanding Company Share for the Consideration on the terms set out in the Plan of Arrangement (as defined below);

WHEREAS the parties hereto have entered into this Agreement to set out their agreements in respect of the proposed statutory arrangement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE 1
Definitions

Section 1.01.      Definitions.  (a)  As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any Third Party relating to (A) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any voting securities of the Company or any of its Subsidiaries whose net revenue, net income or assets, individually or in the aggregate, constitute 25% or more of the consolidated net revenue, net income or assets, as applicable, of the Company, (B) any tender offer, take-over bid or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose net revenue, net income or assets, individually or in the aggregate, constitute 25% or more of the consolidated net revenue, net income or assets, as applicable, of the Company or (C) a plan of arrangement, merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose net revenue, net income or assets, individually or in the aggregate, constitute 25% or more of the consolidated net revenue, net income or assets, as applicable, of the Company.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or under common control with, such specified Person.

“Applicable Law” means, with respect to any Person, any federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Arrangement” means the proposed arrangement under the provisions of Section 192 of the CBCA as set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B hereto.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Regina, Saskatchewan, Toronto, Ontario and New York, New York are authorized or required by Applicable Law to close.

“CanadianCompetition Act” means the Competition Act (Canada), as amended and including the regulations thereunder.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Code” means the United States Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2006 and the footnotes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006.

“Company Deferred Share Equivalent” means a nominal Company Share credited to a participant’s account pursuant to the Company’s Executive Deferred Compensation Incentive Plan.

“Company Deferred Share Unit” means an outstanding deferred share unit granted under the Company’s Deferred Share Unit Plan for Directors.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent.

“Company Joint Venture” means, with respect to the Company, (i) Blastech LLC, (ii) Mitchell Island Co-Venture and (iii) any corporation or other entity (including partnerships, limited liability companies and other business associations and joint ventures) in which the Company, directly or indirectly, owns an equity interest that does not have voting power under ordinary circumstances to elect a majority of the board of directors or other person performing similar functions but in which the Company has rights with respect to the management of such Person.

“Company Meeting” means the special meeting of Shareholders to consider the Arrangement Resolution, including any and all meetings held thereafter as a result of any adjournment or postponement thereof, to be called and held in accordance with the Interim Order.

“Company Option” means an option to purchase Company Shares granted under the Company’s Incentive Share Plan.

“Company Performance Unit” means an outstanding performance unit granted under the Company’s Incentive Share Plan.

“Company Proxy Statement/Circular” means the notice of the Company Meeting and accompanying proxy statement/management information circular, including all appendices thereto, to be sent to Shareholders in connection with the Company Meeting.

“Company Restricted Share” means a restricted Company Share granted under the Company’s Incentive Share Plan.

“Company Right” means a right issued pursuant to the Company Rights Plan.

“Company Rights Plan” means the Shareholder Rights Agreement dated February 23, 2007 between the Company and Computershare Trust Company of Canada.

“Competition Act Approval” means that either (i) the Commissioner of Competition appointed pursuant to Section 7 of the Competition Act (the “Commissioner”) shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the transactions contemplated by this Agreement, or (ii) the applicable waiting period under Section 123 of the Competition Act shall have expire, been terminated or, pursuant to Section 113(c) of the Competition Act, waived and the Commissioner shall have advised Parent in writing that the Commission does not at that time have grounds on which to make an application to the Competition Tribunal under Part VIII of the Competition Act for an order in respect of the transactions contemplated by this Agreement.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of March 30, 2007 between the Company and Parent.

“Court” means the Ontario Superior Court of Justice.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” means the rights of dissent of the holders of Company Shares in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date.

“Environmental Laws” means any Applicable Law relating to the environment, natural resources, or pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substances, wastes or materials or to the effect of the foregoing on human health or safety.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign, federal, national, state, provincial or local governmental authority, department, court, agency, bureau, tribunal or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, to the extent regulated or defined pursuant to, any Environmental Law.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” shall mean any and all U.S. and foreign intellectual property and common law and statutory rights therein or associated therewith, including without limitation: (i) patents and applications therefor (“Patents”); (ii) works of authorship, copyrights, copyrights registrations and applications therefor, (“Copyrights”); (iii) industrial designs and any registrations and applications therefor; (iv) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill in the foregoing (“Trademarks”); (v) URLs or other domain names (“Domain Names”); (vi) trade secrets and confidential information (“Trade Secrets”); (vii) inventions (whether patentable or not), invention disclosures, industrial designs, improvements of any of the foregoing; (viii) computer software, including source code and object code and any manuals and other documentation related thereto; and (ix) any similar or equivalent rights to any of the foregoing (as applicable).

“Interim Order” means the interim order of the Court as contemplated by Section 2.01, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court.

“Investment Canada Act” means the Investment Canada Act.

“Investment Canada Act Approval” means approval or deemed approval pursuant to the Investment Canada Act by the applicable Minister(s).

“knowledge” means, (i) with respect to the Company, the knowledge of the individuals listed on Section 1.01 of the Company Disclosure Schedule and (ii) with respect to Parent, the knowledge of Olof Faxander and Jonas Bergstrand.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, option, pledge, charge, security interest, lease or sublease, license or sublicense, any imperfection or irregularity of title, encumbrance, encroachment, or other adverse claim of any kind or nature in respect of such property or asset.

“Material Adverse Effect” means (1) any event, change or effect that, when taken individually or together with all other adverse effects, is, or is reasonably likely to prevent consummation of the transactions contemplated herein or otherwise to prevent the Company from performing its obligations hereunder, or (2) a material adverse effect on the financial condition, business, capitalization, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, except any such effect resulting from or arising in connection with: (a) any change in GAAP or changes in regulatory accounting requirements applicable to any industry in which the Company or any of its Subsidiaries operate; (b) any adoption, proposal, implementation or change in Applicable Law or interpretations thereof by any Governmental Authority; (c) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, political or market conditions or in national or global financial or capital markets; (d) any change generally affecting any of the industries in which the Company or any of its Subsidiaries operate; (e) the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, financing sources, distributors or suppliers; (f) any change in the market price or trading volume of the equity securities of the Company, or any suspension of trading in securities generally on any securities exchange on which the equity securities of the Company trade (it being understood that the causes underlying such change in market price may constitute a Material Adverse Effect); (g) the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may constitute a Material Adverse Effect); (h) any actions taken (or omitted to be taken) at the request of Parent; or (i) any action taken by the Company or any of its Subsidiaries which is required pursuant to this Agreement, except, in the cases of clauses (a), (b), (c) and (d), to the extent such effects referred to therein would be reasonably likely to have a materially disproportionate impact on the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole.

“Multiemployer Plan” means (i) a multiemployer plan, as defined in Section 3(37) of ERISA and (ii) a pension or employee benefit plan to which the Company or any of its Subsidiaries is required to contribute and which is not maintained by the Company or any of its Affiliates.

“1933 Act” means the United States Securities Act of 1933.

“1934 Act” means the United States Securities Exchange Act of 1934.

“OSC” means the Ontario Securities Commission.

“Permitted Liens” means (i) statutory Liens securing payments not yet due and for which adequate reserves have been established in accordance with GAAP, (ii) Liens for real property Taxes not yet due and payable and for which proper reserves have been established in accordance with GAAP, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) such Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (v) for Leased Real Property, the lease that creates a leasehold estate.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Plan of Arrangement” means the plan of arrangement in the form of Schedule A hereto and any amendments or variations made thereto in accordance with the terms of this Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order.

“SEC” means the United States Securities and Exchange Commission.

“Shareholders” means holders of Company Shares.

“SOX” shall mean the Sarbanes Oxley Act.

“SSC” means the Saskatchewan Securities Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, or group of Persons, other than Parent or any of its Affiliates.

(a)           Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	5.03(f)
Acquisition Sub	Preamble
Adverse Recommendation Change	5.03(a)
Agreement	Preamble
CBCA	Recitals
Commissioner	1.01(a)
Company	Preamble
Company Board Recommendation	3.02
Company Filings	3.07(a)
Company Intellectual Property	3.23(a)
Company Representatives	5.03(a)
Company Securities	3.05
Company Share	Recitals
Competition Laws	3.03
Consideration	Recitals
Copyrights	1.01(a)
D&O Insurance	6.03(b)
Debt Commitment	4.07
Debt Commitment Letter	4.07
Domain Names	1.01(a)
Employee Plan	3.15
End Date	9.01(b)
Indemnified Person	6.03(a)
internal controls	3.07(c)
Material Contract	3.19
Notes	7.09
Notice Period	5.03(c)
Parent	Preamble
Parent Expenses	10.05(c)
Patents	1.01(a)
Payment Event	10.05(b)
Securities Laws	3.03
Superior Proposal	5.03(f)
Take over Statute	3.21
Tax	3.14(f)
Taxing Authority	3.14(f)
Tax Return	3.14(f)
Termination Fee	10.05(b)
Trade Secrets	1.01(a)
Trademarks	1.01(a)
WARN	3.16(i)
WARN Act	3.16(i)

Section 1.02.      Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to a particular statute or law shall be to such statute or law, as amended from time to time, and the rules and regulations promulgated thereunder.  Unless otherwise specified, all references to money amounts are expressed in and all payments provided for herein shall be made in lawful money of the United States of America and “$” refers to U.S. Dollars.

ARTICLE 2
The Arrangement

Section 2.01.      Interim Order.  As soon as reasonably practicable after the date hereof, the Company shall apply to the Court in a manner (including as to form, content and procedure) reasonably acceptable to Parent, pursuant to Section 192 of the CBCA and, in cooperation with the Parent, prepare, file and diligently pursue an application for the Interim Order providing, among other things:

(a)           for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)           that the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Company Meeting;

(c)           that, in all other respects, the terms, restrictions and conditions of Company’s articles of incorporation and bylaws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)           for the grant of the Dissent Rights; and

(e)           for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

Section 2.02.      Final Order.  If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, Company shall as soon as reasonably practicable thereafter, in a manner (including as to form, content and procedure) reasonably acceptable to Parent, take all steps necessary or desirable to submit the Arrangement to the Court and, in cooperation with Parent, prepare, file and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

Section 2.03.      Parent Review of Filings.  The Company shall provide Parent with all drafts, copies of the final versions of and reasonable opportunity to review and comment on all applications, filings, motions and other documents prepared by or on behalf of the Company in connection with the Arrangement, consider (acting reasonably) all of the comments on changes to such documents received from or on behalf of Parent and make such changes to such documents as are reasonably acceptable to the Company.

Section 2.04.      Articles of Arrangement and Effective Date.  The Articles of Arrangement shall implement the Plan of Arrangement.  On the second Business Day after the satisfaction or waiver (subject to Applicable Law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set forth in Article 8, unless another time or date is agreed to in writing by the parties, the Articles of Arrangement shall be filed by the Company with the Director.  From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the CBCA.  The closing of the transactions contemplated hereby will take place at the offices of Davis Polk & Wardwell located at 450 Lexington Avenue, New York, New York 10017 on the Effective Date, or at such other location as may be agreed upon by the parties.

Section 2.05.      Guarantee of Parent.  Parent hereby unconditionally and irrevocably guarantees the due and punctual performance by Acquisition Sub of each and every obligation of Acquisition Sub arising under this Agreement and the Arrangement, including, without limitation, the due and punctual payment of the Consideration pursuant to the Arrangement.

ARTICLE 3
Representations and Warranties of the Company

Except as disclosed in (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly non-specific and are predictive or forward-looking in nature) if the relevance of such disclosure as an exception to one or more of the following representations and warranties is reasonably apparent, or (ii) the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 3.01.      Corporate Existence and Power.  The Company is a corporation duly incorporated and validly existing under the laws of Canada and has all corporate powers and authority to carry on its business as now conducted.  The Company has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.02.      Corporate Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby other than the approval by the Board of Directors of the Company of the Proxy Statement/Circular and the approval by Shareholders in the manner required by the Interim Order.  This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Applicable Laws affecting the enforcement of creditors’ rights generally and general equitable principles. As of the date hereof, the Board of Directors of the Company has, at a meeting duly called and held, (i) approved and declared advisable this Agreement and the transactions contemplated herein, (ii) determined that the Arrangement is fair to the Shareholders and is in the best interests of the Company, and (iii) resolved, subject to Section 5.03(d), to recommend that the Shareholders vote in favor of the Arrangement Resolution (such recommendation, the “Company Board Recommendation”).

Section 3.03.      Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) compliance with any applicable requirements of the HSR Act, the Canadian Competition Act and any other applicable foreign antitrust or competition laws (collectively, “Competition Laws”); (v) compliance with any applicable requirements of the 1934 Act and any other applicable Canadian and U.S. federal, national, state or provincial securities laws (collectively, “Securities Laws”); (vi) compliance with the applicable rules and regulations of the New York Stock Exchange and Toronto Stock Exchange; and (vii) any actions or filings the absence of which has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.04.      Non-Contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05.      Capitalization.  (a) The authorized capital stock of the Company consists of an unlimited number of Company Shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.  As of April 30, 2007, there were outstanding 47,223,792 Company Shares (of which 163,884 were Company Restricted Shares), Company Options to purchase an aggregate of 123,125 Company Shares, 262,862 Company Performance Units (representing the opportunity to earn up to 389,289.5 Company Shares), 125,097.777 Company Deferred Share Units, 5,444.21 Company Deferred Share Equivalents, no first preferred shares, no second preferred shares and one Company Right in respect of each outstanding Company Share.  All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. None of the outstanding shares of Company Common Stock are subject to, nor were they issued in violation of any, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right.  Except as set forth in this Section 3.05 and for changes since April 30, 2007 resulting from the exercise of Company Options outstanding on such date, as of the date hereof there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) equity equivalent interests in the ownership or earnings of the Company or other similar rights in respect of the Company or (iv) options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.  There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of the Company.  From December 31, 2006 to the date of this Agreement, the Company has not declared or paid any dividend or distribution in respect of any Company Securities, and neither the Company nor any Subsidiary of the Company has issued, sold or repurchased any Company Securities, and their respective Boards of Directors have not authorized any of the foregoing.

Section 3.06.      Subsidiaries.  (a) Exhibit 21.1 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 includes all Significant Subsidiaries (within the meaning of Rule 1-02 of Regulation S-X of the 1934 Act) of the Company.  Each Subsidiary of the Company and Company Joint Venture is a corporation, limited liability company or partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, and has all requisite corporate, limited liability company or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries, free and clear of any Liens.  All shares of capital stock or other equity interests of the Company Joint Ventures held by the Company or any Subsidiary of the Company are free and clear of any Liens.  All of such shares and other equity interests so owned by the Company are validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights).  The Subsidiaries of the Company and the Company Joint Ventures are duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           There have not been reserved for issuance, and there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of any Subsidiary of the Company; (ii) rights or options to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of any Subsidiary of the Company; or (iii) equity equivalent interests in the ownership or earnings of any Subsidiary of the Company or other similar rights in respect of any Subsidiary of the Company (the items in clauses (i) through (iii) collectively, “Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities.  There are no preemptive rights of any kind which obligate the Company or any of its Subsidiaries to issue or deliver any Subsidiary Securities.  There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting or registration of any shares of capital stock of any Subsidiary of the Company or preemptive rights with respect thereto.  There are no restrictions of any kind which prevent or restrict the payment of dividends or other distributions by the Company or any of its Subsidiaries other than those imposed by Applicable Law.

Section 3.07.      Securities Laws Filings.  (a)  The Company has filed with the SEC and OSC each final registration statement, prospectus, report, schedule, form, definitive proxy statement and document required to be filed by it with the SEC pursuant to the 1933 Act or 1934 Act or with the OSC pursuant to applicable Canadian Securities Laws since January 1, 2004 (the documents referred to in this Section 3.07, collectively, the “Company Filings”).  Each Company Filing, including any financial statements or schedules included therein, as of its filing date or, in the case of a registration statement, effective date, (i) complied, or in the case of Company Filings made after the date hereof will comply, as to form in all material respects with the requirements of applicable Securities Laws and (ii) did not, and in the case of Company Filings made after the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  None of the Company’s Subsidiaries has filed, or is obligated to file, any forms, reports, schedules, statements or other documents with the SEC or OSC.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the OSC, SSC or SEC staff with respect to the Company Filings.  To the knowledge of the Company, none of OSC, SSC or the Company Filings is the subject of ongoing OSC, SSC or SEC review, outstanding OSC, SSC or SEC comment or outstanding OSC, SSC or SEC investigation.

(b)           The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act).  Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared.

(c)           The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”) sufficient to comply with all legal and accounting requirements applicable to the Company.  Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.  The Company has not received any complaint, allegation, assertion, or claim in writing regarding the accounting practices, procedures, methodologies, or methods of the Company or its internal controls, including any such complaint, allegation, assertion, or claim that the Company has engaged in questionable accounting or auditing practices.

(d)           The principal executive officer and principal financial officer of the Company have made all certifications required by the SOX and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were as of the respective dates made complete and correct.  The Company is in material compliance with all applicable effective provisions of the SOX.

Section 3.08.      Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company Filings (including the related notes and schedules, where applicable) (i) complied or will comply in all material respects with applicable accounting requirements and the published regulations of the SEC, SSC and OSC with respect thereto, (ii) were prepared or will be prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) consistently applied during the periods involved (except as may be indicated in the notes thereto), and (iii) fairly present or will fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

Section 3.09.      Proxy Statement/Circular.  The Company Proxy Statement/Circular and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act and other Applicable Laws.  At the time the Company Proxy Statement/Circular or any amendment or supplement thereto is first mailed to Shareholders, and at the time such Shareholders vote on adoption of this Agreement, the Company Proxy Statement/Circular, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 3.09 will not apply to statements or omissions included in the Company Proxy Statement/Circular based upon information furnished to the Company by Parent specifically for use therein.

Section 3.10.      Absence of Certain Changes. Since December 31, 2006, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  Since December 31, 2006, there has not been any change by the Company in its accounting methods, principles or practices (in each case, except as required by a change in GAAP) or, other than in the ordinary course of the business, any revaluation by the Company of any of its assets, including, writing down the value of inventory or writing off notes or accounts receivable.

Section 3.11.      No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto or in the Company Filings filed since January 1, 2006 and prior to the date hereof; (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2006; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12.      Compliance with Laws.  The Company and each of its Subsidiaries is, and since January 1, 2004 has been, in compliance with, has not been given notice of any violation of, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with, any Applicable Law and all applicable rules and regulations of the New York Stock Exchange and Toronto Stock Exchange, except for failures to comply or violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.13.      Litigation.  As of the date hereof, there is no claim, action, suit, investigation or proceeding affecting, pending against, or, to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries before any court, arbitrator or Governmental Authority, that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries or any of their businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Authority specifically imposed upon the Company, any of its Subsidiaries or their respective properties or assets, except for any injunction, order, judgment, decree or regulatory restriction which has not had or would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14.      Taxes.  (a)  All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law (taking into account any applicable extensions), and all such material Tax Returns are, true and complete in all material respects.  The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld or collected and remitted to the appropriate Taxing Authority all material Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes.  There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any material Tax or Tax asset.

(b)           Neither the Company nor any of its Subsidiaries (A) is a member of an affiliated group filing a consolidated U.S. federal income Tax Return, other than the U.S. federal consolidated group consisting solely of Subsidiaries, or (B) to the knowledge of the Company has any liability for Taxes of any person arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.

(c)           To the knowledge of the Company, neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(d)           Neither Company nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.

(e)           Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

(f)           “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as successor or transferee, and (ii) any liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement.  “Tax Return” means any report, return, document, declaration or other information or filing (including any amendments or attachments thereto) required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 3.15.      Employee Benefit Plans. (a) Except as disclosed in the Company Filings filed before the date hereof, there is no Employee Plan.  “Employee Plan” means each material “employee benefit plan,” as defined in Section 3(3) of ERISA, and each material written employment, severance, retention or similar contract, plan, arrangement or policy and each other material written plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, including pensions, retirement benefits or post-employment benefits or any other employee benefits, which is maintained, administered or contributed to by the Company, any of its Subsidiaries or any other ERISA Affiliate and covers any employee or former employee of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, excluding any statutory benefit plans that the Company or its Subsidiaries are required to participate in or comply with pursuant to Applicable Law and plans administered pursuant to applicable health, tax, workplace safety insurance and employment insurance legislation and excluding Multiemployer Plans.

(b)           No material “accumulated funding deficiency,” as defined in Section 412 of the Code, has been incurred with respect to any Employee Plan subject to Section 412 of the Code, whether or not waived.  No material “reportable event,” within the meaning of Section 4043 of ERISA and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any Employee Plan subject to ERISA.

(c)           Neither the Company nor any ERISA Affiliate nor any predecessor thereof contributes to, is required to contribute to or has in the past five years contributed to, any Multiemployer Plan.  With respect to any Multiemployer Plan subject to ERISA to which the Company, its Subsidiaries or any of their ERISA Affiliates has any liability or contributes (or has at any time contributed or had an obligation to contribute):  (i) none of the Company, its Subsidiaries or any member of their ERISA Affiliates has incurred any material withdrawal liability under Title IV of ERISA or any other material withdrawal liability or obligation to make any material contribution, other than a current service contribution, which remains unsatisfied or would be subject to such liability if, as of the Effective Date, the Company, its Subsidiaries or any of their ERISA Affiliates were to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or partial withdrawal (as defined in Section 4205 of ERISA) from any such Multiemployer Plan; and (ii) to the knowledge of the Company no such Multiemployer Plan is in reorganization or insolvent (as those terms are defined in Sections 4241 and 4245 of ERISA, respectively).

(d)           Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file an application for such determination, from the United States Internal Revenue Service, and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued.  Additionally, with respect to each Employee Plan, the Company has provided or made available to Parent a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any summary plan description and other written mass communications by the Company or its Subsidiaries to its employees concerning the extent of the benefits provided under an Employee Plan and (ii) for the most recent year (A) the Form 5500 and attached schedules and (B) actuarial valuation reports.  Each Employee Plan has been registered, established, administered, invested and maintained in material compliance with its terms, all applicable collective agreements and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan.  No events have occurred with respect to any Employee Plan subject to the Code that could result in payment or assessment by or against the Company of any material excise taxes under the Code.

(e)           Neither the Company nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical, life insurance or other benefits for retired, former or current employees of the Company or its Subsidiaries except as required to avoid excise tax under Section 4980B of the Code.

(f)           Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization and, to the Company’s knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union or organization with respect to employees of the Company or any of its Subsidiaries.

(g)           No labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy is in effect, or to the knowledge of the Company, threatened, and neither the Company nor any of its Subsidiaries has experienced any such labor controversy within the past three years.

(h)           Neither the Company nor any Subsidiary has engaged in any unfair labor practice which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and no unfair labor practice charge or complaint, grievance or arbitration proceeding, or other collective bargaining dispute is pending or, to the knowledge of the Company, threatened, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(i)           Neither the Company nor any of its Subsidiaries has closed any plant or facility or effectuated any layoffs of employees within the past three years, nor has any such action or program been planned or announced for the future, that would reasonably be expected to give rise to a material liability under the Worker Adjustment and Retraining Notification Act or any similar state or local law or regulation (collectively, “WARN” or “WARN Act”).

(j)           There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee or any Employee Plan before any Governmental Authority that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(k)           Each of the Employee Plans subject to Section 409A of the Code has been administered in all material respects in good faith compliance with the applicable requirements under Section 409A of the Code and the proposed regulations issued thereunder.

(l)           None of the Company or any of the Subsidiaries has been or is subject to any material special or penalty assessment under the Workplace Safety and Insurance Act (Ontario) and any similar workers’ compensation legislation which has not been paid.

(m)                      As of the date hereof, the Company and its Subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Employee Plan or to improve or change in any material respect the benefits provided under any Employee Plan.

(n)           Except as would not reasonably be expected to be material to the Company and its Subsidiaries, no event has occurred and no condition or circumstance exists that has resulted or, could reasonably result in any Employee Plan being ordered or required to be terminated or wound-up in whole or in part.

(o)           There are no entities other than the Company or its Subsidiaries participating in any Employee Plan.  All employee data necessary to administer each Employee Plan is in the possession of the Company or its Subsidiaries and is in a form which is sufficient for the proper administration of the Employee Plan in accordance with its terms and all Applicable Laws and, to the knowledge of the Company, such data is complete and correct.

Section 3.16.      Environmental Matters.  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging a violation by or liability of the Company or any of its Subsidiaries of or relating to any Environmental Law and to the Company’s knowledge, no such notice, order, complaint or penalty is threatened, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws or allege any liability of the Company or any of its Subsidiaries under or relating to any Environmental Law; (ii) the Company and each of its Subsidiaries have all environmental permits, licenses, regulations or other approvals necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of same; (iii) the Company and each of its Subsidiaries and their operations are in compliance with the terms of, and have not violated any, applicable Environmental Laws; (iv) to the Company’s knowledge, no Hazardous Substance is present at or about any of the properties or facilities currently or formerly owned, leased or operated by the Company or any of its Subsidiaries in amount or condition that would reasonably be expected to result in liability under any applicable Environmental Law; (v) to the Company’s knowledge, none of the Company and its Subsidiaries has released or disposed of or arranged for the disposal of any Hazardous Substance in a manner or to a location  that would reasonably be expected to result in liability under any applicable Environmental Law; and (vi) none of the Company and its Subsidiaries has assumed or provided indemnity against any liability under or relating to any Environmental Law.

Section 3.17.      Real Property.  Item 2 in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006 sets forth a true and complete list of the following: (i) all material real property owned by the Company or one of its Subsidiaries as of the date hereof (“Owned Real Property”) and (ii) all material real property which is leased, licensed, or otherwise occupied by the Company or one of its Subsidiaries as of the date hereof (“Leased Real Property”).  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (x) the Company or one of its Subsidiaries has good and marketable title to all the Owned Real Property free and clear of all Liens, except Permitted Liens, and is the lessee, licensee, or occupier of the Leased Real Property, free and clear of all Liens, except Permitted Liens, and is in peaceable possession of the Leased Real Property; and (y) each such document granting Company or its Subsidiaries its right, title or interest in the Leased Real Property is valid without default or breach thereunder by the Company or its Subsidiaries and, to the knowledge of the Company and its Subsidiaries, the grantor of such right, title or interest in the Leased Property.

Section 3.18.      Title to Assets. The Company and its Subsidiaries have good and valid title to, or valid and enforceable right to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its tangible personal properties, rights and assets necessary to carry on their businesses as now being conducted, except for such defects that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect, in each case free and clear of all Liens, except for Permitted Liens.

Section 3.19.      Material Contracts.  Neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding as of the date hereof (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that has not been filed or incorporated by reference in the Company Filings filed since January 1, 2006 and prior to the date hereof, (ii) that limits or restricts the Company or any of its Subsidiaries from engaging in any line of business or in any geographic area in any material respect, (iii) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $10,000,000 in the aggregate, (iv) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $20,000,000, (v) relating to material joint venture or partnership agreements, or (vi) involving continuing (contingent or otherwise) obligations (other than immaterial ones) of the Company and its Subsidiaries for an amount in excess of $20,000,000 (each, a “Material Contract”).  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is in breach of or default (or received notice of any condition which with or without the giving of notice, the passage of time or both  would cause a default) under the terms of any Material Contract, (ii) as of the date hereof, to the knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract and (iii) each Material Contract is a valid and binding obligation of the Company or its Subsidiary that is a party thereto and is in full force and effect.

Section 3.20.      Anti-Takeover Provisions.  The Board of Directors of the Company has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price, “control share” or other similar anti-takeover Law enacted under any Applicable Law applicable to the Company (each, a “Takeover Statute”) do not, and will not, apply to this Agreement, the Arrangement or other transactions contemplated hereby.  The Board of Directors of the Company has resolved to defer the “Separation Time” (as defined in the Company Rights Plan) so that neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will cause the Company Rights to become exercisable.

Section 3.21.      Opinions of Financial Advisors.  The Board of Directors of the Company has received the opinions of Goldman, Sachs & Co. and RBC Dominion Securities Inc., financial advisors to the Board of Directors, to the effect that, as of the date of this Agreement, the Consideration is fair to the Shareholders from a financial point of view.

Section 3.22.      Brokers.  Except for Goldman, Sachs & Co. and RBC Dominion Securities Inc., there is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.  The Company has made available to Parent a true and complete copy of, all agreements between the Company and Goldman, Sachs & Co. and RBC Dominion Securities Inc. pursuant to which such Persons would be entitled to any payment relating to the transactions contemplated hereunder.

Section 3.23.      Intellectual Property.  (a)  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own all right, title and interest, free and clear of all Liens, in, or have sufficient right to use, all Intellectual Property used to conduct the business of the Company or its Subsidiaries as currently conducted or as proposed to be conducted (collectively, the “Company Intellectual Property”).  Section 3.23(a) of the Company Disclosure Schedule contains a complete and accurate list of the material registered Patents, Trademarks and Copyrights and applications therefor.  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, all registrations and applications of the Company Intellectual Property owned by the Company or its Subsidiaries are not invalid or unenforceable.

(b)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect: (i) to the Company’s knowledge, neither the Company nor any of its Subsidiaries nor any of its or their current products or services or other operations of the Company’s or its Subsidiaries’ business, or the use by Company or its Subsidiaries of any Company Intellectual Property, infringes, misappropriates or otherwise violates in any respect the Intellectual Property rights of any Person; (ii) as of the date hereof, there is no suit, claim, action, investigation or proceeding threatened, made, pending, conducted or brought by a Person alleging any such infringement, misappropriation or violation, by the Company or any of its Subsidiaries; (iii) the Company and its Subsidiaries are not subject to any court order, decree, settlement or other agreement that restricts or impairs the use of any Company Intellectual Property; and (iv) to the Company’s knowledge, no Person is infringing, misappropriating or otherwise violating any of the Company Intellectual Property owned by the Company or rights therein.

(c)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries take and have taken all reasonable and appropriate steps to protect and preserve the confidentiality of the Trade Secrets that comprise any part of the Company Intellectual Property.

ARTICLE 4
Representations and Warranties of Parent

Parent represents and warrants to the Company that:

Section 4.01.      Corporate Existence and Power.  Each of Parent and Acquisition Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and authority to carry on its business as now conducted.  Each of Parent and Acquisition Sub has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, permits, consents and approvals the absence of which would not be, individually or in the aggregate, reasonably expected to prevent or materially delay the consummation of the Arrangement.  Each of Parent and Acquisition Sub is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Arrangement.  Acquisition Sub has been formed solely for the purpose of acquiring the Company Shares pursuant to this Agreement and the Arrangement and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with the Arrangement and as contemplated herein and other than activities incidental to its formation.

Section 4.02.      Corporate Authorization.  The execution, delivery and performance by Parent and Acquisition Sub of this Agreement and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby are within the corporate powers of Parent and Acquisition Sub and have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding agreement of each of Parent and Acquisition Sub, enforceable against each of Parent and Acquisition Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Applicable Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 4.03.      Governmental Authorization.  The execution, delivery and performance by Parent and Acquisition Sub of this Agreement and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) compliance with requirements of any applicable Competition Laws; (v) compliance with any applicable requirements of the Investment Canada Act; and (vi) any actions or filings the absence of which would not be reasonably expected to materially impair or delay the ability of Parent and Acquisition Sub to consummate the transactions contemplated by this Agreement.

Section 4.04.      Non-Contravention.  The execution, delivery and performance by Parent and Acquisition Sub of this Agreement and the consummation by Parent and Acquisition Sub of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Acquisition Sub, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Acquisition Sub is entitled under any provision of any agreement or other instrument binding upon Parent or Acquisition Sub or (iv) result in the creation or imposition of any Lien on any asset of the Parent or Acquisition Sub, with such exceptions, in the case of (ii) through (iv), as would not be reasonably expected to materially impair or delay the ability of Parent and Acquisition Sub to consummate the transactions contemplated by this Agreement.

Section 4.05.      Proxy Statement/Circular.  None of the information provided by Parent or Acquisition Sub for inclusion in the Company Proxy Statement/Circular or any amendment or supplement thereto, at the time the Company Proxy Statement/Circular or any amendment or supplement thereto is first mailed to Shareholders and at the time the Shareholders vote on the Arrangement, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 4.06.      Litigation.  There is no claim, action, suit, investigation or proceeding affecting, pending against, or, to the knowledge of Parent, threatened against, Parent or Acquisition Sub that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Arrangement or any of the other transactions contemplated hereby.

Section 4.07.      Financing.  Parent has delivered to the Company a copy of an executed commitment letter (the “Debt Commitment Letter”), dated as of the date hereof, from Citigroup Global Markets Limited, Handelsbanker Capital Markets, Svenska Handelsbanker AB (Publ) and The Royal Bank of Scotland plc, as Mandated Lead Arangers, and Citibank N.A., London Branch, Svenska Handelsbanken AB (Publ) and The Royal Bank of Scotland plc (such institutions, the “Lenders”).  Pursuant to the Debt Commitment Letter and subject to the terms and conditions contained therein (including the exhibits thereto), the Lenders have committed to provide $8,800,000,000 in aggregate principal amount of debt financing to Parent at the Closing (the “Debt Commitment”).  The obligations to fund the commitments under the Debt Commitment Letter are not subject to any condition other than those set forth in the Debt Commitment Letter.  Parent has no knowledge of any fact or occurrence that would reasonably be expected to (i) make any of the assumptions or statements set forth in the Debt Commitment Letter inaccurate, (ii) cause the Debt Commitment Letter to be ineffective or (iii) preclude in any material respect the satisfaction of the conditions set forth in the Debt Commitment Letter.  As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been amended in any material respect, and the financing and other fees that are due and payable on or before the date hereof under the Debt Commitment Letter have been paid in full.  Subject to the terms and conditions of the Debt Commitment letter, assuming for purposes of this representation that the conditions set forth in Section 8.02(a) and (b) are satisfied, the funds contemplated to be received pursuant to the Debt Commitment Letter will be sufficient to pay the aggregate Consideration pursuant to the Arrangement and to make all other necessary payments (including related fees and expenses) by Parent and Acquisition Sub in connection with the Arrangement.

Section 4.08.      Share Ownership.  Neither Parent nor any of its Affiliates (including Acquisition Sub), is the beneficial owner of any Company Shares.

Section 4.09.      Finders’ Fees.  Except for Greenhill & Co. LLC, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

ARTICLE 5
Covenants of the Company

The Company agrees that:

Section 5.01.      Conduct of the Company.  From the date hereof until the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Schedule, as expressly contemplated by this Agreement, consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed) or as required by Applicable Law or Governmental Authority, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and to use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, except as set forth in Section 5.01 of the Company Disclosure Schedule, as expressly contemplated by this Agreement or as required by Applicable Law or Governmental Authority, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a)           amend its articles of incorporation, bylaws or other similar organizational documents;

(b)           split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries, except for (i) dividends by any of its wholly-owned Subsidiaries and (ii) regular quarterly cash dividends with customary record and payment dates on Company Shares not in excess of Cdn$0.20 per share per quarter;

(c)           (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of capital stock, or any options, warrants or similar rights exercisable for or convertible into such capital stock, of the Company or any of its Subsidiaries, other than the issuance of (A) any Company Shares upon the exercise of Company Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement and (B) any shares of capital stock of any Subsidiary of the Company to the Company or any other wholly-owned Subsidiary or (i) amend any term of any shares of capital stock, or any options, warrants or similar rights exercisable for or convertible into such capital stock, of the Company or any of its Subsidiaries;

(d)           acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than the acquisition of raw materials and supplies in the ordinary course of business consistent with past practice;

(e)           sell, transfer, assign, deliver, lease, license, sublicense, mortgage, pledge, encumber or otherwise dispose (in whole or in part), or create, incur, assume or subject any Lien on, any of the material assets, securities, properties, interests, businesses or rights of the Company or any of its Subsidiaries (including any Intellectual Property) (it being understood and agreed that the “Q&T Line” of the Company at Mobile shall constitute a material asset of the Company for these purposes), other than the sale of inventories and products and non-exclusive licenses of Intellectual Property, in each case which are made in the ordinary course of business consistent with past practice;

(f)           other than in the ordinary course of business consistent with past practice, make any material loans, advances, financial commitments or capital contributions to, or investments in, any other Person, or authorize or make any capital expenditures;

(g)           create, incur, assume, suffer to exist or otherwise be liable with respect to any material indebtedness for borrowed money or guarantees thereof other than in the ordinary course of business and in amounts and on terms consistent with past practice;

(h)           (i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company, any of its Subsidiaries or any of their respective Affiliates or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the Company, any of its Subsidiaries, Parent or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person or (ii) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(i)           (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, (ii) increase benefits payable under any existing severance or termination pay policies or employment agreements, (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with or hire or terminate employment (except for just cause) of any director, officer or employee of the Company or any of its Subsidiaries, (iv) establish, adopt or amend (except as required by Applicable Law) any collective bargaining or similar agreement or any Employee Plan or any, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its Subsidiaries or (v) increase compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries, other than in the case of clauses (i) through (v) in the ordinary course of business consistent with past practice;

(j)           enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries who is compensated at a salary or rate of compensation of $150,000 or more per year;

(k)           make any material change in the Company’s methods of accounting, except as required by concurrent changes in GAAP, or pursuant to written instructions, comments or orders from the SEC, the OSC or any applicable securities regulatory authority of the other provinces and territories of Canada;

(l)           other than in the ordinary course consistent with past practice (except as provided in Section 5.01(n) below): (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract or waive, release or assign any material rights or claims thereto or thereunder; (iii) enter into or extend any lease with respect to Company’s Real Property; (iv) modify, amend, transfer in any way or terminate any Company Intellectual Property agreements, standstill or confidentiality agreement with any third party, or waive, release or assign any material rights or claims thereto or thereunder; or (v) enter into, modify, amend, transfer or terminate any contract to provide exclusive rights or obligations;

(m)          change any method of Tax accounting, make or change any material Tax election, file any materially amended Tax Return, settle or compromise any material Tax liability, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund, except in each case in the ordinary course of business and in a manner consistent with past practice;

(n)           pay, discharge, satisfy or settle any litigation or waive, assign or release any material rights or claims except, in the case of litigation, any litigation which settlement would not: (i) impose any injunctive or similar order on the Company or any of its Subsidiaries or restrict in any material respect the business of the Company or any of its Subsidiaries or (ii) exceed $10,000,000 in cost or value to the Company or any of its Subsidiaries;

(o)           effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN or any similar state or local Law, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company;

(p)           take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Company to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(q)           agree, resolve or commit to do any of the foregoing.

Section 5.02.      Interim Order; Company Meeting; Proxy Statement/Circular. (a)  The Company shall convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s articles of incorporation and bylaws and Applicable Laws as soon as reasonably practicable.  Subject to Section 5.03(d), the Board of Directors of the Company shall recommend approval of the Arrangement Resolution by the Shareholders.  In connection with such meeting, the Company shall endeavor to (i) prepare and file the Company Proxy Statement/Circular with the SEC within 21 days following the date hereof, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to the Proxy Statement/Circular, (iii) as promptly as reasonably practicable prepare and file (after Parent has had a reasonable opportunity to review and comment on) any amendments or supplements to the Proxy Statement/Circular necessary to be filed in response to any SEC comments or as required by Applicable Law, (iv) use its reasonable best efforts to have the SEC or its staff advise the Company that it either does not intend to review the Proxy Statement/Circular or has no further comments on the Proxy Statement/Circular, as applicable, (v) after such time as (a) the SEC or its staff advises the Company that it either does not intend to review the Proxy Statement/Circular or has no further comments on the Proxy Statement/Circular, as applicable, and (b) the Interim Order is received, mail the Company Proxy Statement/Circular and all other proxy materials for such meeting to its Shareholders and any other Person required by the Interim Order and Applicable Laws as promptly as practicable and cause the Company Proxy Statement/Circular to be filed as required by the Interim Order and Applicable Laws, (vi) to the extent required by Applicable Law, as promptly as reasonably practicable prepare, file and distribute to its Shareholders and any other Person required by the Interim Order and Applicable Laws any supplement or amendment to the Proxy Statement/Circular if any event shall occur which requires such action at any time prior to the Company Meeting, (vii) use its reasonable best efforts to solicit proxies in favor of the approval of the Arrangement Resolution and (viii) otherwise comply with all legal requirements applicable to such meeting.

(b)           The Company and Parent shall cooperate with one another in connection with the preparation of the Company Proxy Statement/Circular.  Parent and Acquisition Sub shall furnish all information as may be reasonably required by the Company in connection with the preparation, filing and distribution of the Company Proxy Statement/Circular.  Without limiting the generality of the foregoing, (i) Parent and its counsel shall be given a reasonable opportunity to review and comment on the Company Proxy Statement/Circular, and reasonable and good faith consideration shall be given to any comments made by Parent and its counsel, (ii) the Company shall provide Parent and its counsel with (A) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Company Proxy Statement/Circular promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC and (iii) each of Parent, Acquisition Sub and the Company shall promptly notify the other parties if at any time before the Effective Time it becomes aware that the Proxy Statement/Circular or any application for an order hereunder contains any misstatement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Proxy Statement/Circular or such application.  In any such event, Parent, Acquisition Sub and the Company shall cooperate in the preparation of a supplement or amendment to the Proxy Statement/Circular or such other document, as required and as the case may be, and, if required by Applicable Law or the Court, shall cause the same to be distributed to the Shareholders and filed with the SEC, the OSC and each securities regulatory authority of the other provinces of Canada in which the Company is a reporting issuer.

Section 5.03.      No Solicitation; Other Offers.

(a)           Subject to Section 5.03(c) and Section 5.03(d), from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 9, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of the directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Company Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage, whether publicly or otherwise, the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation, or recommend an Acquisition Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), or (iv) enter into any agreement in principle, letter of intent, term sheet or other similar instrument relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing.  Subject to Section 5.03(c) and Section 5.03(d), the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any Company Representatives with respect to any Acquisition Proposal and shall use its (and will cause the Company Representatives to use their) reasonable best efforts to require the other parties thereto to promptly return or destroy in accordance with the terms of such agreement any confidential information previously furnished by the Company, the Company’s Subsidiaries or the Company Representatives thereunder.

(b)           The Company shall not release any Third Party from any confidentiality agreement or standstill agreement (except to allow such party to propose an Acquisition Proposal to the Company), provided that the foregoing shall not prevent the Board of Directors of the Company from considering and accepting any new Acquisition Proposal that is determined to be a Superior Proposal that might be made by any such Third Party or taking any other actions permitted under this Section 5.03, provided that the remaining provisions of this Section 5.03 are complied with.

(c)           Notwithstanding anything in this Agreement to the contrary, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, (i) the Company receives an Acquisition Proposal from a Third Party, (ii) the Board of Directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (iii) after consultation with its financial advisors and outside counsel, the Board of Directors of the Company determines in good faith that failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under Applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) enter into, participate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that the Company (x) will not, and will not allow Company Representatives to, disclose any non-public information to such Person without entering into an Acceptable Confidentiality Agreement, and (y) will promptly provide to Parent any material non-public information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent.  The Company shall promptly (within one (1) Business Day) notify orally and in writing Parent in the event it receives an Acquisition Proposal from a Person or group of related Persons, including the material terms and conditions thereof, and shall, at Parent’s request, inform Parent orally and in writing as to the status, including any changes to the material terms, of such Acquisition Proposal.

(d)           Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, if the Company receives an Acquisition Proposal which the Board of Directors of the Company concludes in good faith constitutes a Superior Proposal, the Board of Directors of the Company may (i) effect an Adverse Recommendation Change and/or (ii) terminate this Agreement pursuant to Section 9.01(d)(i) to enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors of the Company determines in good faith, after consultation with outside counsel, that failure to take such action could be inconsistent with its fiduciary duties under Applicable Law; provided, however, that the Board may not effect an Adverse Recommendation Change or terminate the Agreement pursuant to Section 9.01(d)(i) unless (a) the Company notifies Parent, in writing and at least five Business Days prior to such Adverse Recommendation Change or termination (the “Notice Period”), promptly of its intention to effect an Adverse Recommendation Change or terminate this Agreement and to enter into a binding written agreement concerning a Superior Proposal, attaching the most current version of all relevant proposed transaction agreements and other material documents (and a description of all material terms and conditions thereof (including the identity of the party making such Superior Proposal)), (b) the Company causes its financial and legal advisors to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (c) Parent does not make, within five Business Days of receipt of such written notification, an offer that the Board of Directors of the Company determines in good faith, after consultation with its financial advisors, is at least as favorable to the Shareholders as such Superior Proposal.  In the event of any material revisions to the applicable Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.03(c) with respect to such new written notice (to the extent so required), except that the Notice Period shall be reduced to three Business Days.

(e)           Nothing contained herein shall prevent the Board of Directors of the Company from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the 1934 Act or Section 99 of the Securities Act (Ontario) with regard to an Acquisition Proposal provided, any disclosure made pursuant to this Section 5.03(e) (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act) shall be deemed to be an Adverse Recommendation Change unless the Board of Directors of the Company expressly states in such disclosure that its recommendation in favor of the approval of the Arrangement Resolution has not changed.

(f)           As used in this Agreement, the term:

(i)           “Superior Proposal” means a bona fide written Acquisition Proposal, which was not obtained in violation of this Section 5.03, and that the Board of Directors of the Company in good faith determines, would, if consummated, result in a transaction that is more favorable from a financial point of view to the Shareholders (in their capacity as Shareholders) than the transactions contemplated hereby (x) after receiving the advice of its financial advisor, (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein) and (z) after taking into account all appropriate legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal and any other relevant factors permitted by Applicable Law; provided that for purposes of the definition of “Superior Proposal”, the references to “25% or more” in the definition of Acquisition Proposal shall be deemed to be references to “a majority” and the definition of Acquisition Proposal shall only refer to a transaction or series of transactions (i) directly involving the Company (and not exclusively its Subsidiaries) or (ii) involving a sale or transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole; and

(ii)           “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (provided that such agreement may contain a less restrictive or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable).

Section 5.04.      No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the

Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE 6
Covenants of Parent

Parent agrees that:

Section 6.01.      Conduct of Parent and Acquisition Sub.  Each of Parent and Acquisition Sub agrees that, from the date of this Agreement to the Effective Time, it shall not take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Acquisition Sub to consummate the Arrangement or the other transactions contemplated by this Agreement.

Section 6.02.      Voting of Shares.  Parent shall vote any Company Shares beneficially owned by it or any of its Subsidiaries in favor of the Arrangement Resolution at the Company Meeting.

Section 6.03.      Director and Officer Liability.

(a)           From and after the Effective Time, Parent shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under Applicable Law (and to also advance expenses as incurred to the fullest extent permitted under Applicable Law), each present and former director and officer of the Company and its Subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of the Company or its Subsidiaries or services performed by such Persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby.  Neither Parent nor the Company shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation without the consent of an Indemnified Person (such consent not to be unreasonably withheld) (i) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person (which release shall be in form and substance reasonably satisfactory to such Indemnified Person) from all liability arising out of such action, suit, proceeding, investigation or claim or (ii) that includes an admission of fault of such Indemnified Person.

(b)           Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Company as of the Effective Time, to obtain and fully pay the premium for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).  If the Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Company shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies as of the date hereof, or the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           If the Company or any of its successors or assigns shall (i) amalgamate, consolidate with or merge or wind-up into any other Person and shall not be the continuing or surviving corporation or entity or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company shall assume all of the obligations set forth in this Section 6.03.

(d)           This Section 6.03 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and their respective heirs and personal representatives and shall be binding on the Company and its successors and assigns.  If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 6.03 that is denied by the Company or Parent, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then the Company or Parent shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company or Parent.

(e)           The rights of the Indemnified Persons under this Section 6.03 shall be in addition to any rights such Indemnified Persons may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, or under any Applicable Law or under any agreement or contract of any Indemnified Person with the Company or any of its Subsidiaries.  All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Person as provided in the certificate of incorporation or bylaws of the Company or of any Subsidiary of the Company or any indemnification contract or agreement between such

Indemnified Person and the Company or any of its Subsidiaries shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

ARTICLE 7
Covenants of Parent and the Company

The parties hereto agree that:

Section 7.01.      Best Efforts; Further Assurances.

(a)           Subject to the terms and conditions of this Agreement, Parent and the Company shall use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b)           In furtherance and not in limitation of the foregoing, each of Parent and the Company agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act, an appropriate filing or application pursuant to the Canadian Competition Act, and any filings or applications required pursuant to any other applicable Competition Law with respect to the transactions contemplated hereby as promptly as practicable after the date hereof.

(c)           Each of Parent and the Company agree to (i) supply as promptly as practicable any additional information and documentary material that may be reasonably requested by any Governmental Authority pursuant to the HSR Act, the Canadian Competition Act, any other applicable Competition Law and the Investment Canada Act and (ii) to consult and cooperate with the other party with respect to (including reviewing material correspondence before submitting same to any Governmental Authority or that is received from any Governmental Authority), and to permit the other party to be present at conferences and meetings for the purpose of, obtaining clearance under the HSR Act, the Canadian Competition Act, any other applicable Competition Law and the Investment Canada Act.

(d)           Notwithstanding anything in this Agreement to the contrary, if any objections are asserted with respect to the transactions contemplated hereby under the HSR Act, the Canadian Competition Act or any other applicable Competition Law, or if any suit, action or proceeding is instituted or threatened by any Governmental Authority challenging any of the transactions contemplated hereby as violative of the HSR Act, the Canadian Competition Act or any other applicable Competition Law, each of Parent and the Company shall use its best efforts to resolve such objections, suit, action or proceeding so as to allow the Effective Time to occur prior to the End Date.  Without limiting the generality of the foregoing, in exercising its best efforts, and in exercising its best efforts to obtain Investment Canada Act Approval, Parent shall, and shall cause its Subsidiaries and controlled Affiliates to, take all necessary action, including agreeing to hold separate or to divest any of the businesses or properties or assets of Parent or any of its Affiliates (including any assets acquired or to be acquired by Parent pursuant to the transactions contemplated hereby), to terminate any existing relationships and contractual rights and obligations, and to enter into licensing arrangements or undertakings, as may be required (i) by the applicable Governmental Authority in order to resolve such objections that such Governmental Authority may have to such transactions under the HSR Act, the Canadian Competition Act or any other applicable Competition Law, (ii) by any domestic or foreign court or other tribunal, in any suit, action or proceeding brought by any Governmental Authority challenging such transactions as violative of the HSR Act, the Canadian Competition Act or any other applicable Competition Law, in order to resolve such objections, avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement or (iii) to obtain Investment Canada Act Approval, so as to allow the Effective Time to occur prior to the End Date; provided, however, that the Parent may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its business in any manner, upon consummation of the Arrangement and the other transactions contemplated hereby.  If any suit, action or proceeding is instituted or threatened by any private party challenging any of the transactions contemplated hereby as violative of the HSR Act, the Canadian Competition Act or any other applicable Competition Law, each of Parent and the Company shall contest such suit, action or proceeding to the fullest extent permitted by Applicable Law.

(e)           From the date of this Agreement until the Effective Date neither Parent nor the Company will enter into or consummate any acquisition or license agreement which would present a material risk of making it materially more difficult to obtain any approval or authorization required in connection with the transactions contemplated herein with respect to the HSR Act, the Canadian Competition Act or any other applicable Competition Law.

(f)           Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person with respect to the Arrangement, no party or its Affiliates shall be required to pay or commit to pay to such Person any cash or other consideration, make any commitment or to incur any liability or other obligation (provided, however, that such party shall give the other parties hereto the opportunity to make such payments); provided, however, this in no way limits the obligations of Parent to hold separate or to divest any of the businesses or properties or assets of Parent or any of its Affiliates (including any assets acquired or to be acquired by Parent pursuant to the transactions contemplated hereby), to terminate any existing relationships and contractual rights and obligations and to enter into licensing arrangements or commitments, obligations or liabilities in respect of undertakings, as set forth above in Section 7.01(d).

Section 7.02.      Public Announcements.  Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call without the consent of the other party (not to be unreasonably withheld or delayed).

Section 7.03.      Access to Information.  From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation.  Any investigation pursuant to this Section shall be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  Notwithstanding the foregoing, (i) the Company shall not be obligated to provide access to, or to disclose, any information to Parent if the Company reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or violate any Applicable Law (provided that the Company shall use its reasonable best efforts to enable the provision of reasonable access without violating such Applicable Law) or confidentiality obligations (provided that the Company shall use its reasonable best efforts to obtain waivers to such obligations or implement requisite procedures to enable reasonable access without violating such obligations) and (ii) Parent shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries.  The parties will make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply.  No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 7.04.      Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)           the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party to effect the Arrangement and the other transactions contemplated by this Agreement not to be satisfied; and

(b)           any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Arrangement and the other transactions contemplated by this Agreement not to be satisfied;

provided, however, that the delivery of any notice pursuant to this Section 7.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving that notice.

Section 7.05.      Confidentiality. Parent and Acquisition Sub shall hold, and shall cause their counsel, financial advisors, auditors and other authorized representatives to hold, in strict confidence all nonpublic documents and confidential information furnished to

Parent, Acquisition Sub or any of such counsel, financial advisors, auditors and other authorized representatives in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement.

Section 7.06.      Employee Matters. (a)  For a period of 12 months following the Effective Date, each of the Company and Parent agree to provide, or cause the Company and each of its Subsidiaries to provide, to each employee of the Company or any of its Subsidiaries compensation (which term shall include, for purposes of this subsection severance compensation) not less than, and benefits that in the aggregate are substantially similar to, the compensation and benefits provided to each such employee immediately prior to the Effective Time (excluding, for all purposes, equity-based compensation); provided that no provision of this Section 7.06 shall give any employee of the Company or any of its Subsidiaries any right to continued employment or impair in any way the right of the Company or any of its Subsidiaries to terminate the employment of any employee.

(b)           Each of the Company and Parent shall give, or cause the Company and each of its Subsidiaries to give, all current and former employees of the Company or any of its Subsidiaries full credit for purposes of eligibility, vesting and benefit accrual (but not including accrual of benefits under any defined benefit pension plan), under the employee benefit plans and arrangements maintained by Parent or the Company, its Subsidiaries or Affiliates in which such employees participate after the Effective Time, for such employees’ service with the Company, its Subsidiaries or their respective Affiliates or predecessors prior to such date.

(c)           With respect to all welfare benefit plans maintained by Parent or the Company or its Subsidiaries for the benefit of employees of the Company or any of its Subsidiaries on and after the Effective Time, each of the Company and Parent shall, or shall cause the Company’s Subsidiaries to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to amounts paid by such employees with respect to similar plans maintained by the Company or any of its Subsidiaries prior to the Effective Time.

(d)           From and after the Effective Time, Parent shall honor and perform, or cause the Company to honor and perform, all of the obligations of the Company and any of its Subsidiaries under employment and other agreements with current or former employees and employee benefit plans in accordance with their terms as in effect immediately before the Effective Time.

(e)           No provision of this Section 7.06 shall create any third party beneficiary rights in any employee or former employees of the Company (including any beneficiary or dependent thereof) or in any other Person and no provision of this Section 7.06 is intended to operate as an amendment of any Employee Plan subject to ERISA.

(f)           As promptly as reasonably practicable after request by Parent, the Company shall make available to the Parent for review, all material inspection reports under the Occupational Health and Safety Act (Ontario) and Workplace Safety and Insurance Act (Ontario) or other similar Applicable Laws of any jurisdiction against the Company or any of the Subsidiaries and there are no outstanding inspection orders under such Applicable Laws against the Company or any of the Subsidiaries.

Section 7.07.      Financing Assistance.

(a)           Prior to the Closing, the Company shall use its commercially reasonable efforts to, and shall cause its Subsidiaries and its and their respective officers, employees and representatives to use their commercially reasonable efforts to, assist Parent in connection with the arrangement of any financing to be consummated prior to or contemporaneously with the Closing in respect of the transactions contemplated by this Agreement, including any refinancing or replacement of any existing, or the arrangement of any new, facility for indebtedness of the Company and its Subsidiaries; provided that such assistance does not (i) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries or give rise to costs or expenses of the Company or any of its Subsidiaries that are not advanced or promptly reimbursed by Parent, (ii) cause any representation or warranty in this Agreement to be breached, (iii) cause any condition to Closing set forth in Article 8 to fail to be satisfied or otherwise cause any breach of this Agreement or any material agreement to which the Company or any of its Subsidiaries is a party or (iv) involve any binding commitment by the Company or any of its Subsidiaries which commitment is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement.

(b)           The Company shall, and shall cause its Subsidiaries and shall use commercially reasonable efforts to cause its and their respective officers, employees and representatives to (i) enter into customary agreements, including underwriting and purchase agreements, in connection with the debt financing, (ii) participate in meetings, due diligence sessions and road shows, (iii) assist in preparing offering memoranda, rating agency presentations, private placement memoranda, prospectuses and similar documents, (iv) use commercially reasonable efforts to obtain comfort letters of accountants and legal opinions, and (v) otherwise make available documents and information relating to the Company and its Subsidiaries, in the case of each of (i) through (v), as may be reasonably requested by Parent; provided that the foregoing clauses (i) through (v) do not (A) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries or give rise to costs or expenses of the Company or any of its Subsidiaries that are not advanced or promptly reimbursed by Parent, (B) cause any representation or warranty in this Agreement to be breached, (C) cause any condition to Closing set forth in Article 8 to fail to be satisfied or otherwise cause any breach of this Agreement or any material agreement to which the Company or any of its Subsidiaries is a party of (D) involve any binding commitment by the Company or any of its Subsidiaries which commitment is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement.

Section 7.08.      Debt Offer.  To the extent requested by Parent, the Company shall cooperate with Parent in an offer to purchase on or immediately prior to the Effective Date all of the outstanding aggregate principle amount of the Company’s 8.75% Senior Notes due 2013 (the “Notes”) or any other action with respect to the Notes reasonably requested by Parent; provided that (i) in no case will the Company be required to accept for payment Notes prior to the Effective Time and (ii) Parent agrees to reimburse the Company and its Subsidiaries and hold them harmless from and against any liabilities, losses, costs and expenses incurred in connection with such offer.

Section 7.09.      Repayment of Senior Indebtedness.  If requested by Parent, on or immediately prior to the Effective Time, the Company shall use its commercially reasonable efforts to deliver to Parent copies of payoff letters (subject to delivery of funds as arranged by Parent), in commercially reasonable form, from the administration agent under (a) the Credit Agreement dated as of December 1, 2006 among the Company, Bank of America, N.A., and the other parties thereto, (b) the $350,000,000 Bridge Loan Agreement dated as of December 1, 2006 among the Company, Bank of America, N.A., and the other parties thereto, and (c) all indebtedness for borrowed money (other than the Notes), and shall use its commercially reasonable efforts to make arrangements for the release of all Liens and other security over the Company’s and its Subsidiaries’ properties and assets securing such obligations on or immediately prior to the Effective Date (subject to delivery of funds as arranged by Parent).

ARTICLE 8
Conditions to the Arrangement

Section 8.01.      Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Acquisition Sub to consummate the Arrangement are subject to the satisfaction of the following conditions:

(a)           the Arrangement Resolution shall have been approved and adopted at the Company Meeting in accordance with the Interim Order;

(b)           the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in a form satisfactory to each of the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Company and Parent, acting reasonably, on appeal or otherwise;

(c)           no Applicable Law shall prohibit the consummation of the Arrangement or result in any judgment or assessment of damages, directly or indirectly, which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect with respect to the Company;

(d)           any applicable waiting period under the HSR Act relating to the Arrangement shall have expired or been terminated;

(e)           Competition Act Approval shall have been obtained;

(f)           Investment Canada Act Approval shall have been obtained; and

(g)           all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect with respect to the Company, shall have been obtained and reasonably satisfactory evidence thereof shall have been delivered to each party.

Section 8.02.      Conditions to the Obligations of Parent and Acquisition Sub.  The obligations of Parent and Acquisition Sub to consummate the Arrangement are subject to the satisfaction of the following further conditions:

(a)           the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect;

(b)           the representations and warranties of the Company set forth in (i) Section 3.01, Section 3.02, Section 3.05 and Section 3.20 shall be true and correct in all material respects as of the Effective Time as if made at and as of such time and (ii) Article 3, other than those to which clause (i) above applies, shall be true and correct (disregarding for purposes of this Section 8.02(b) any materiality or Material Adverse Effect qualification contained in any such representations or warranties) as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), except in the case of this clause (ii) where the failure to be so true and correct, individually and in the aggregate, has not had or would not be reasonably expected to have a Material Adverse Effect with respect to the Company, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to this effect; and

(c)           since the date of this Agreement, there shall not have occurred or been discovered any change, event, circumstance or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 8.03.      Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Arrangement are subject to the satisfaction of the following further conditions:

(a)           each of Parent and Acquisition Sub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, and the Company shall have received a certificate signed by an executive officer of Parent to the effect;

(b)           the representations and warranties of Parent and Acquisition Sub contained in this Agreement shall be true in all material respects at and as of the Effective Time as if made at and as of such time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and the Company shall have received a certificate signed by an executive officer of Parent to the effect; and

(c)           the Acquisition Sub shall have deposited with the Depositary (as defined in the Plan of Arrangement) in escrow at or prior to the time of filing of the Articles of Arrangement the funds required to effect payment in full of the aggregate Consideration to be paid pursuant to the Arrangement and the Depositary shall have confirmed to the Company receipt of these funds.

Section 8.04.      Satisfaction of Conditions.  The conditions precedent set out in Section 8.01, Section 8.02 and Section 8.03 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 9
Termination

Section 9.01.      Termination.  This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Shareholders):

(a)           by mutual written agreement of the Company and Parent;

(b)           by either the Company or Parent, if:

(i)           the Effective Time shall not have occurred on or before February 1, 2008 (as may be extended as set forth below, the “End Date”); provided, that if on such date the conditions to the consummation of the Arrangement set forth in Section 8.01(d), 8.01(e), or 8.01(f) shall not have been satisfied but all other conditions set forth in Article 8 shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the time of the consummation of the Arrangement, shall be capable of being satisfied on February 1, 2008), then the End Date shall be extended to and including April 20, 2008 if either the Company or Parent notifies the other party in writing on or prior to February 1, 2008 of its election to extend the End Date to April 20, 2008; provided, further, that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Effective Time to occur on or before such date;

(ii)           there shall be any Applicable Law that (A) makes consummation of the Arrangement illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Arrangement and such enjoinment shall have become final and nonappealable; or

(iii)          the Arrangement Resolution shall have failed to receive the requisite vote for approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)           by Parent, if:

(i)           an Adverse Recommendation Change shall have occurred or been publicly proposed;

(ii)           a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.02 not to be satisfied, and such conditions are incapable of being satisfied by the End Date; provided that neither Parent nor Acquisition Sub is then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied; or

(iii)          the Company shall have willfully and materially breached the first sentence of Section 5.03(c) in any respect adverse to Parent and Acquisition Sub; or

(d)           by the Company:

(i)           if, prior to the approval of the Arrangement Resolution at the Company Meeting, the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided, that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 10.05(b); and provided, further, that the Company complies with Section 5.03(c); or

(ii)           if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Acquisition Sub set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give notice of such termination to the other party.

Section 9.02.      Effect of Termination.  If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto, except that (i) the provisions of this Section 9.02 and Sections 7.05, 10.05, 10.08, 10.09, 10.10 and 10.12 shall survive any termination hereof pursuant to Section 9.01 and (ii) neither the Company nor Parent shall be relieved or released from any liabilities or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) arising out of its material breach of any provision of this Agreement.

ARTICLE 10
Miscellaneous

Section 10.01.      [Intentionally Omitted].

Section 10.02.      Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent or Acquisition Sub, to:

SSAB Svenskt Stål AB
Box 26208
SE-100 40 Stockholm, Sweden
Attention: Jonas Bergstrand
Facsimile No.: (46) 8 45 45 725

with a copy (which shall not constitute notice) to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention: John M. Reiss
               Matthew J. Kautz
Facsimile No.: (212) 354-8113

and to:

Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
M5X 1A4, Canada
Attention: Alan Bell
               Jeffrey Kerbel
Facsimile No.: (416) 863-1716

if to the Company, to:

IPSCO Inc.
650 Warrenville Road, Suite 500
Lisle, Illinois 60532
Attention: Legal Department
Facsimile No.: (630) 810-4800

with a copy to:

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Attention: George R. Bason, Jr.
Facsimile No.: (212) 450-3800

and to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place, Suite 6100
Toronto, Ontario Canada M5X 1B8
Attention: Clay Horner
Facsimile No.: (416) 862-6666

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 10.03.      Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.  This Section 10.03 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

Section 10.04.      Amendments and Waivers; Reorganization. (a) Subject to the provisions of the Interim Order and Applicable Law, any provision of this Agreement may be amended or waived at any time and from time to time prior to the Effective Time (whether before or after the holding of the Company Meeting) pursuant to a writing signed by each party (in the case of an amendment) or by each party against whom the waiver is to be effective (in the case of a waiver), without further notice to or authorization on the part of the Shareholders, and any such amendment or waiver may, without limitation: (i) change the time for performance of any of the obligations or acts of the parties; (ii) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto; (iii) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and (iv) waive compliance with or modify any conditions precedent herein contained.

(b)           No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

(c)           Prior to the date of the Company Meeting, Parent may propose actions or transactions to the extent that the same (i) shall not prejudice the Shareholders, (ii) are either to be completed immediately prior to or contemporaneously with the Effective Time, or can be unwound without adversely affecting the Company and its Subsidiaries, (iii) would not be reasonably expected to materially impair or delay the ability of Parent or Acquisition Sub to consummate the transactions contemplated by this Agreement, and (iv) would not cause any representation or warranty in this Agreement to be breached or any condition to Closing set forth in Article 8 to fail to be satisfied or otherwise cause any breach of this Agreement or any material agreement to which the Company or any of its Subsidiaries is a party.  The Company shall take such actions or undertake such transactions and, if necessary, the Plan of Arrangement shall be modified accordingly.  If, at the request of the Parent, the Company effects any transaction before the Effective Time for such purposes, the Parent will be responsible for any structuring and unwinding costs if the transactions contemplated by this Agreement are not consummated.

Section 10.05.      Expenses. (a)  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)           If a Payment Event occurs, the Company shall pay as directed by Parent in writing (by wire transfer of immediately available funds) the Termination Fee in accordance with the last sentence of this Section 10.05(b) less the amount of any Parent Expenses previously paid by the Company to Parent and any applicable withholdings.  As used herein, “Termination Fee” means an amount equal to 3.0% of the aggregate Consideration.  As used herein, “Payment Event” means the termination of this Agreement pursuant to (x) Section 9.01(c)(i), Section 9.01(c)(iii) or Section 9.01(d)(i) or (y) Section 9.01(b)(i) or Section 9.01(b)(iii) but only if, in the case of this clause (y), (A) prior to such termination, a bona fide Acquisition Proposal shall have been made or announced by a Third Party, and (B) pursuant to a definitive agreement executed within twelve months following the date of such termination (regardless of whether the transactions contemplated by such agreement are consummated within twelve months following the date of such termination): (1) the Company is acquired, directly or indirectly, by arrangement or otherwise by, any Third Party; (2) any Third Party, directly or indirectly, acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; or (3) any Third Party, directly or indirectly, acquires more than 50% of the outstanding Company Shares or voting Securities of any of the Company’s Subsidiaries whose net revenue, net income or assets, individually or in the aggregate, constitute 50% or more of the Consolidated net revenue, net income or assets, as applicable, of the Company.  If a Payment Event occurs due to a termination of this Agreement (i) by the Company pursuant to Section 9.01(d)(i), the Termination Fee shall be payable simultaneously with the occurrence of such Payment Event and (ii) for any other reason, the Termination Fee shall be payable within two Business Days following such Payment Event.

(c)           In the event that this Agreement is terminated by Parent or Acquisition Sub, on one hand, or the Company, on the other hand, pursuant to Section 9.01(b)(iii) (or could have been terminated under such section) under circumstances in which the Termination Fee is not then payable pursuant to Section 10.05(b), then the Company shall pay as directed by Parent in writing as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor all of Parent’s and Acquisition Sub’s actual and reasonably documented out-of-pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Parent, Acquisition Sub and their respective Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $10,000,000 (“Parent Expenses”); provided that the existence of circumstances which could require the Termination Fee subsequently to become payable pursuant to Section 10.05(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 10.05(c); and provided, further that the payment by the Company of Parent Expenses pursuant to this Section 10.05(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 10.05(b) except to the extent indicated in such Section 10.05(b).

(d)           The Company acknowledges that the agreements contained in this Section 10.04(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Acquisition Sub would not enter into this Agreement.  Parent and Acquisition Sub agree that, upon any termination of this Agreement under circumstances where Acquisition Sub is entitled to the Termination Fee and such Termination Fee is paid in full, Parent and Acquisition Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Acquisition Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates in connection with this Agreement or the transactions contemplated hereby.

Section 10.06.      Disclosure Schedule References.   The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent, but shall not be deemed to constitute an admission, or otherwise imply, that any matter so referenced rises to the level of a Material Adverse Effect or is otherwise material for any purposes under this Agreement.

Section 10.07.      Binding Effect; Benefit; Assignment. (a)  The provisions of this Agreement shall be binding upon and, except as provided in Section 6.03, shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except for the rights to payments pursuant to the Plan of Arrangement or as provided in Section 6.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)           Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by the parties without the prior written consent of the other parties, except that Parent and Acquisition Sub may assign all or part of their respective rights or obligations, including without limitation the rights to acquire the Company Shares, without reducing their own obligations hereunder, to an Affiliate of Parent. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the parties and their respective successors (including any successor by reason of amalgamation of any party) and permitted assigns.

Section 10.08.      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Section 10.09.      Jurisdiction; Service of Process.  (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any court of the Province of Ontario, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.02 shall be deemed effective service of process on such party.

(b)           Each of Parent and Acquisition Sub hereby irrevocably designates Bennett Jones LLP (in such capacity, the “Process Agent”), with an office at 3400 One First Canadian Place, Toronto, Ontario, M5X 1A4, Canada as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the party effecting such service shall also deliver a copy thereof to Parent in the manner provided in Section 10.02.  Each of Parent and Acquisition Sub shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that each of Parent and Acquisition Sub will at all times have an agent for service of process for the above purposes in the Province of Ontario.  In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other entity by consolidation, merger, sale of assets or otherwise, such other entity shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of Bennett Jones LLP.  Nothing herein shall affect the right of any party to serve process in any manner permitted by Applicable Law.  Each of Parent and Acquisition Sub expressly acknowledges that the foregoing waiver is intended to be irrevocable under all Applicable Laws.

Section 10.10.      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.11.      Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts and may be executed and delivered by facsimile or email, and each counterpart shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 10.12.      No Liability.  No director or officer of Parent or Acquisition Sub shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Parent or Acquisition Sub.  No director or officer of the Company shall have any personal liability whatsoever to Parent or Acquisition Sub under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company.

Section 10.13.      Entire Agreement.  This Agreement and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 10.14.      Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.15.      Specific Performance.  Subject to Section 10.05(d), the parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party or a third party beneficiary irreparable harm.  Accordingly, the parties (on behalf of themselves and the third party beneficiaries of this Agreement) agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law.  Subject to Section 10.05(d), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

IPSCO INC.

By:	/s/ David Sutherland
Name: David Sutherland
Title: President and Chief Executive Officer

SSAB SVENSKT STÅL AB

By:	/s/ Olaf Faxander
Name: Olaf Faxander
Title: President & CEO

By:	/s/ Jonas Bergstrand
Name: Jonas Bergstrand
Title: Vice President & General Counsel

SSAB CANADA INC.

By:	/s/ Jonas Bergstrand
Name: Jonas Bergstrand
Title: President and Director

By:	/s/ Martin Lindqvist
Name: Martin Lindqvist
Title: Director

SCHEDULE A

PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE I
INTERPRETATION

SECTION 1.01. Definitions. In this Plan of Arrangement the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Acquisition Sub” means SSAB Canada Inc., a corporation incorporated under the CBCA and being a wholly-owned subsidiary of Parent;

(b)	“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person;

(c)
“Applicable Law” means, with respect to any Person, any federal, national, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

(d)
“Arrangement” means the arrangement under the provisions of Section 192 of the CBCA as set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order;

(e)	“Arrangement Agreement” means the Arrangement Agreement, dated May 3, 2007, among Parent, Acquisition Sub and the Company providing for, among other things, the Arrangement;

(f)	“Arrangement Resolution” means the special resolution in respect of the Arrangement, put forth at the Company Meeting for vote by the Shareholders;

(g)
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made in order for the Arrangement to become effective;

(h)
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Toronto, Ontario or New York, New York or Stockholm, Sweden are authorized or required by Applicable Law to close;

(i)	“CBCA” means the Canada Business Corporations Act, as amended from time to time;

(j)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

(k)	“Company” means IPSCO Inc., a corporation existing under the CBCA;

(l)	“Company Deferred Share Equivalent” means a nominal Company Share credited to a participant’s account pursuant to the Company’s Executive Deferred Compensation Incentive Plan.

(m)	“Company Deferred Share Unit” means an outstanding deferred share unit granted under the Company’s Deferred Share Unit Plan for Directors;

(n)
“Company Meeting” means the special meeting of Shareholders of the Company, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(o)	“Company Option” means an outstanding option to purchase Company Shares granted under the Company’s Incentive Share Plan;

(p)	“Company Performance Unit” means an outstanding performance unit granted under the Company’s Incentive Share Plan;

(q)
“Company Proxy Statement/Circular” means the notice of the Company Meeting and accompanying proxy statement/management information circular, including all appendices thereto and all amendments from time to time made thereto, to be sent to Shareholders of the Company in connection with the Company Meeting;

(r)
“Company Restricted Share” means an outstanding Company Share granted under the Company’s Incentive Share Plan and containing certain restrictions imposed upon it by the Company’s Board of Directors or a committee of the Board of Directors;

(s)	“Company Share” means a common share in the capital stock of the Company;

(t)
“Company Stock Plans” means the Company’s Incentive Share Plan, amended and restated as of March 3, 2005, the Company’s Deferred Share Unit Plan for Directors, amended and effective December 31, 2002 and the Company’s Executive Deferred Compensation Incentive Plan, effective as of June 1, 2005;

(u)	“Consideration” means U.S.$160.00 in cash;

(v)	“Court” means the Superior Court of Justice (Ontario);

(w)	“Depositary” means Computershare Trust Company of Canada at its offices set out in the Letter of Transmittal;

(x)	“Director” means the Director appointed pursuant to Section 260 of the CBCA;

(y)	“Dissent Rights” means the rights of dissent in respect of the Arrangement described in SECTION 3.01;

(z)
“Dissenting Holder” means any registered Shareholder who has duly exercised its Dissent Rights in strict compliance therewith and has not withdrawn or been deemed to have withdrawn such Dissent Rights;

(aa)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(bb)	“Exchange Rate” means the Bank of Canada’s published rate of exchange of Canadian dollars for United States dollars at noon on the day prior to the Effective Date:

(cc)	“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

(dd)
“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment shall be acceptable to each of Parent and the Company, each acting reasonably) on appeal;

(ee)
“Interim Order” means the interim order of the Court as contemplated by SECTION 2.01 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court;

(ff)	“ITA” means the Income Tax Act (Canada), as amended;

(gg)	“Letter of Transmittal” means the letter of transmittal forwarded by the Company to Shareholders in connection with the Arrangement, in the form accompanying the Company Proxy Statement/Circular;

(hh)	“Parent” means SSAB Svenskt Stål AB, a corporation existing under the laws of Sweden;

(ii)
“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof;

(jj)	“Rights” means rights issued under the Rights Plan;

(kk)	“Rights Plan” means the Shareholder Rights Agreement dated February 23, 2007 between the Company and Computershare Trust Company of Canada;

(ll)	“Shareholders” means the holders of Company Shares;

(mm)	“Sixth Anniversary” means the sixth anniversary of the Effective Date;

SECTION 1.02. Interpretation Not Affected by Headings, Etc. The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to “Article” or “section” followed by a number refers to the specified Article or section of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof or the Arrangement Agreement or made at the direction of the Court in the Final Order and do not refer to any particular Article, section or other portion of this Plan of Arrangement.

SECTION 1.03. Rules of Construction. In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

SECTION 1.04. Date of Any Action. In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

SECTION 1.05. Time. Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.

SECTION 1.06. Currency. Unless otherwise stated, all references in this Plan of Arrangement to sums of money and payments to be made hereunder are expressed in lawful money of the United States of America.

SECTION 1.07. Statutes. Any reference to a statute includes all rules and regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

ARTICLE II
ARRANGEMENT

SECTION 2.01. Arrangement Agreement. This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of the Arrangement Agreement.

SECTION 2.02. Binding Effect. This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on (i) the Company, (ii) Parent and Acquisition Sub, (iii) all registered and beneficial Shareholders and (iv) all registered and beneficial holders of Company Options, Company Restricted Shares, Company Performance Units, Company Deferred Share Units and Company Deferred Share Equivalents.

SECTION 2.03. Arrangement. Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality, in each case, effective at the Effective Time:

(a)	the Rights Plan shall be terminated and each Right shall be cancelled without any payment in respect thereof;

(b)
each outstanding Company Option shall be deemed to be vested and shall be transferred by the holder thereof to the Company and cancelled in exchange for a cash payment (less applicable withholdings) by the Company equal to the excess (if any) of (i) the product of the number of Company Shares issuable upon exercise of such Company Option and the Consideration, less (ii) the aggregate exercise price (with any Canadian dollar denomination exercise price converted to United States dollars based on the Exchange Rate) payable under such Company Option by the holder to acquire the Company Shares upon exercise of such Company Option;

(c)
each outstanding Company Performance Unit shall be deemed to be vested and shall be transferred by the holder thereof to the Company and cancelled in exchange for a cash payment (less applicable withholdings) by the Company equal to:

(i)
in the case of Company Performance Units where the holder’s Company Performance Unit Award Agreement provides for a maximum number of Company Shares earned at the end of the applicable Performance Period (as defined in the holder’s Company Performance Unit Award Agreement) equal to 100% of the Company Performance Units granted, (A) the Consideration plus (B) a cash payment in an amount equal to the aggregate dividends per Company Share declared by the Company (as converted into United States dollars based on the Exchange Rate) between the Commencement Date (as defined in the holder’s Company Performance Unit Award Agreement) and the Effective Date;

(ii)
in the case of Company Performance Units where the holder’s Company Performance Unit Award Agreement provides for a maximum number of Company Shares earned at the end of the applicable Performance Period (as defined in the holder’s Company Performance Unit Award Agreement) equal to 200% of the Company Performance Units granted, (A) two times the Consideration plus (B) a cash payment in an amount equal to two times the aggregate dividends per Company Share declared by the Company (as converted into United States dollars based on the Exchange Rate) between the Commencement Date (as defined in the holder’s Company Performance Unit Award Agreement) and the Effective Date;

(d)
each outstanding Company Deferred Share Equivalent shall be transferred by the holder thereof to the Company and cancelled in exchange for a cash payment by the Company equal to the Consideration, less applicable withholdings;

(e)
each outstanding Company Deferred Share Unit shall be transferred by the holder thereof to the Company and cancelled in exchange for a cash payment by the Company equal to the Consideration, less applicable withholdings;

(f)
each outstanding Company Restricted Share shall be deemed to be vested and the restrictions on the Company Restricted Shares set out in Section 8 of the Company’s Incentive Share Plan shall be deemed to have lapsed and terminated;

(g)
each outstanding Company Share (including each outstanding Company Restricted Share), other than a Company Share held by (i) a Dissenting Holder who is ultimately entitled to be paid the fair value of the Company Shares held by such Dissenting Holder, or (ii) Parent, Acquisition Sub or any Affiliate thereof (which shall not be exchanged under the Arrangement and shall remain outstanding as a Company Share held by Parent, Acquisition Sub or such Affiliate, as the case may be), shall be transferred by the holder thereof to Acquisition Sub in exchange for a cash payment by Acquisition Sub equal to the Consideration;

(h)
the names of the holders of the Company Shares transferred to Acquisition Sub shall be removed from the applicable registers of holders of Company Shares and Acquisition Sub shall be recorded as the registered holder of the Company Shares so acquired and shall be deemed the legal and beneficial owner thereof free and clear of any liens, claims, encumbrances, charges, adverse interests or security interests; and

(i)	the Company Stock Plans shall be terminated.

ARTICLE III
RIGHTS OF DISSENT

SECTION 3.01. Rights of Dissent.

(a)
Registered Shareholders may exercise pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by this SECTION 3.01, the right of dissent in connection with the Arrangement, as the same may be modified by the Interim Order or the Final Order (the “Dissent Rights”); provided that notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Section 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting, or if the Company Meeting is adjourned or postponed, 5:00 p.m. (Toronto time) on the Business Day preceding the date of such adjourned or postponed Company Meeting. Holders who duly exercise such Dissent Rights and who:

(i)
are ultimately entitled to be paid by Acquisition Sub the fair value for their Company Shares shall be deemed to have transferred such Company Shares to Acquisition Sub, without any further act or formality, free and clear of any liens, claims or encumbrances on the Effective Date contemporaneously with the event described in SECTION 2.03(g) in exchange for a right to receive a cash payment from Acquisition Sub in an amount equal to the fair value of such Company Shares; or

(ii)	are ultimately not entitled, for any reason, to be paid fair value for their Company Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Shareholder.

(b)
In no circumstances shall the Company, Acquisition Sub or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Company Shares in respect of which such rights are sought to be exercised.

(c)
For greater certainty, in no case shall Parent, Acquisition Sub, the Company or any other Person be required to recognize Dissenting Holders as holders of Company Shares after the Effective Time, and the names of such Dissenting Holders shall be deleted from the register of Shareholders on the Effective Date at the same time as the event described in SECTION 2.03(g) occurs and Acquisition Sub shall be recorded as the registered holder of the Company Shares so transferred and shall be deemed the legal and beneficial owner thereof free and clear of any liens, claims, encumbrances, charges, adverse interests or security interests. In addition to any other restrictions under Section 190 of the CBCA and, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, Company Restricted Shares, Company Performance Units, Company Deferred Share Units and Company Deferred Share Equivalents; and (ii) Shareholders who vote, or who have instructed a proxyholder to vote, in favor of the Arrangement Resolution.

ARTICLE IV
CERTIFICATES AND PAYMENTS

SECTION 4.01. Exchange of Certificates for Cash.

(a)
At or before the Effective Time, Acquisition Sub shall deposit with the Depositary for the benefit of Shareholders, cash in the aggregate amount equal to the payment contemplated by SECTION 2.03(g). Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were exchanged for cash, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Depositary to deliver to such Shareholder, a cheque (or other form of immediately available funds) representing the cash which such Shareholder has the right to receive under the Arrangement for such Company Shares, less any amounts withheld pursuant to SECTION 4.03 and any certificate so surrendered shall forthwith be cancelled. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of Acquisition Sub.

(b)
Until surrendered as contemplated by this SECTION 4.01, each certificate which immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this SECTION 4.01, less any amounts withheld pursuant to SECTION 4.03. Any such certificate formerly representing Company Shares not duly surrendered on or before the Sixth Anniversary shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Company, Parent or Acquisition Sub. On the Sixth Anniversary, all cash to which such former holder was entitled shall be deemed to have been surrendered to Parent.

(c)
At or before the Effective Time, the Company shall deposit with the Depositary for the benefit of holders of Company Options, Company Restricted Shares, Company Performance Units, Company Deferred Share Units and Company Deferred Share Equivalents, as applicable, the amount of cash required to satisfy the payment obligations of the Company pursuant to SECTION 2.03(b), SECTION 2.03(c), SECTION 2.03(d) and SECTION 2.03(e), such amount to be held for purposes of such obligations. The cash shall be held in a separate interest-bearing account and any interest earned on such funds shall be for the account of the Company. On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of the Company to each holder who immediately before the Effective Time was a holder of Company Options, Company Restricted Shares, Company Performance Units, Company Deferred Share Units and/or Company Deferred Share Equivalents, as reflected on the books and records of the Company, a cheque (or other form of immediately available funds) representing the cash which such holder is entitled in accordance with SECTION 2.03(b), SECTION 2.03(c), SECTION 2.03(d) and/or SECTION 2.03(e), against receipt of such documentation as Parent or the Company may reasonably require acknowledging the transfer and/or termination of the Company Options, Company Restricted Shares, Company Performance Units, Company Deferred Share Units or Company Deferred Share Equivalents, as the case may be, held by such holder.

(d)
Any payment made by way of cheque by the Depositary on behalf of Acquisition Sub or the Company that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the Sixth Anniversary, and any right or claim to payment hereunder that remains outstanding on the Sixth Anniversary shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for Company Shares, Company Options, Company

Restricted Shares, Company Performance Units, Company Deferred Share Units or Company Deferred Share Equivalents, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Acquisition Sub or the Company, as applicable, for no consideration.

SECTION 4.02. Lost Certificates. In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged pursuant to SECTION 2.03 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Acquisition Sub and the Depositary in such sum as Acquisition Sub may direct, or otherwise indemnify Acquisition Sub and the Company in a manner satisfactory to Acquisition Sub and the Company, against any claim that may be made against Acquisition Sub and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

SECTION 4.03. Withholding Rights. The Company, Acquisition Sub, Parent and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Shareholder or holder of Company Options, Company Restricted Shares, Company Performance Units, Company Deferred Share Units and/or Company Deferred Share Equivalents such amounts as the Company, Acquisition Sub, Parent or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the ITA, the United States Internal Revenue Code of 1986, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Shareholder or holder of Company Options, Company Restricted Shares, Company Performance Units, Company Deferred Share Units and/or Company Deferred Share Equivalents, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE V
AMENDMENTS

SECTION 5.01. Amendments to Plan of Arrangement.

(a)
The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time; provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Parent and Acquisition Sub, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting

(provided that Parent and Acquisition Sub shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by each of the Company, Parent and Acquisition Sub (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Parent, provided that it concerns a matter that, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

(e)	This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in SECTION 2.03 in accordance with the terms of the Arrangement Agreement.

ARTICLE VI
FURTHER ASSURANCES

SECTION 6.01. Further Assurances. Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE B
ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE SHAREHOLDERS

BE IT RESOLVED THAT:

1.  The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving IPSCO Inc., a corporation existing under the laws of Canada (the “Corporation”), as more particularly described and set forth in the proxy statement/management information circular (the “Proxy Statement/Circular”) of the Corporation accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

2.  The plan of arrangement (the “Plan of Arrangement”) involving the Corporation, the full text of which is set out as Schedule A to the Arrangement Agreement (the “Agreement”) made between SSAB Svenskt Stål AB, SSAB Canada Inc. and the Corporation and dated as of May 3, 2007 (as the Plan of Arrangement may be or may have been modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

3.  The Agreement, the actions of the directors of the Corporation in approving the Agreement and the actions of the directors and officers of the Corporation in executing and delivering and causing the Corporation to perform its obligations under the Agreement and any amendments thereto are hereby ratified and confirmed.

4.  Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of the Corporation are hereby authorized and empowered without further notice to or approval of the shareholders of the Corporation (i) to amend the Agreement or the Plan of Arrangement to the extent permitted by the Agreement, and (ii) subject to the terms of the Agreement, to cause the Corporation not to proceed with the Arrangement.

5.  Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Agreement for filing.

6.  Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the doing of such act or thing.